UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

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(Translation of Registrant’s Name Into English)

México

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(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces date change of Annual General Ordinary and Extraordinary Shareholders’ Meeting

Mexico City, Mexico, April 16th, 2020—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces the postponement of the Annual General Ordinary and Extraordinary Shareholders’ Meeting (“the Meeting”), which was programmed to be held on April 22, 2020.

The Meeting will be held at 10:00am on the 19th day of June, 2020, in Salón Residencia 5, of the Hyatt Regency Mexico City Hotel, Campos Elíseos 218, Colonia Polanco, Alcaldía Miguel Hidalgo, 11560, Mexico City, Mexico.

Matters previously established and announced to be discussed and voted during the Meeting will not be modified.

This decision was taken considering the Agreements published by the Mexican government in the Official Federal Gazzette (“DOF” by its initials in Spanish) to adopt all necessary actions as a result of the health emergency generated by the SARS-CoV2 (COVID-19) virus; and in accordance with the period extensions of several obligations for listed companies in Mexico, granted by the National Banking and Securities Commission (“CNBV” by its initials in Spanish) in the “Acuerdo por el que se establecen medidas temporales y extraordinarias y se suspenden algunos plazos para la atención de entidades financieras y personas sujetas a la supervisión de la CNBV, a causa del coronavirus denominado COVID-19” published in DOF on March 26, 2020.

Chief Financial Officer: Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

www.oma.aero

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

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Webpage http://ir.oma.aero

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Twitter http://twitter.com/OMAeropuertos

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Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 16, 2020